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September 25, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for New World Pasta Company and, under the date of March 21, 2002, we reported on the consolidated financial statements of New World Pasta Company as of and for the years ended December 31, 2001 and 2000. On September 18, 2002, our appointment as principal accountants was terminated. We have read New World Pasta Company's statements included under
Item 4 of its Form 8-K dated September 25, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with New World Pasta Company's statements that 1) the change was recommended by the audit committee and approved by the board of directors, and 2) Ernst & Young LLP was not engaged regarding any of the matters or reportable events listed in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Very truly yours,


/s/ KPMG LLP